PILLSBURY WINTHROP SHAW PITTMAN LLP
2475 Hanover Street
Palo Alto, CA 94304
Telephone: (650) 233-4500
Facsimile: (650) 233-4600

November 15, 2005

VIA EDGAR AND FACSIMILE

Mr. Jay Mumford

Securities and Exchange Commission

101 F Street, N.E.

Washington, D.C. 20549

Re:	SunPower Corporation - Registration Statement on Form S-1 (File No. 333-127854)

Dear Mr. Mumford:

In connection with the above-referenced Registration Statement, and in accordance with our conversations, please be advised that SunPower Corporation (the “Company”) has decided to increase the estimated initial public offering price of the above-captioned offering to between $16.00 and $18.00 per share. Based upon our review of Section 461(b)(2) of Regulation C of the Securities Act of 1933, as amended, we believe it is not necessary to recirculate the Preliminary Prospectus in the above-captioned offering following such an increase in the estimated initial public offering price.

The Company does not believe that a higher per share offering price will materially change the disclosure contained in the Preliminary Prospectus. We have discussed the anticipated changes with the Company and with Credit Suisse First Boston and Lehman Brothers, the co-lead underwriters for the offering.

Outlined below are the reasons upon which such determination is based:

1.    The changes in the offering summarized above will result in very few changes to the Preliminary Prospectus. Except for changes to the Capitalization table, the Dilution table (and conforming changes to the risk factor entitled “Purchasers in this offering will immediately experience substantial dilution in net tangible book value” and the tables in the “Management” section) and “Use of Proceeds” to reflect the increase in estimated initial public offering price, none of the principal sections concerning the Company (“Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”) will change in any respect as a result of the changes to the offering. The only other changes will consist of those previously discussed.

2.    While the amount of capital raised in the offering as described in “Use of Proceeds” will necessarily increase, the uses enumerated therein will remain the same.

Mr. Jay Mumford

November 15, 2005

3.    The impact of the increased proceeds from the offering will even further improve the Company’s liquidity and its working capital.

4.    All investors will receive a confirmation and a final prospectus fully disclosing the above-described changes. As a result, all investors will be aware of the changes prior to entering into a binding agreement to purchase stock.

I trust the above is responsive to your concerns. Please call me at (650) 233-4564 if you have any further questions concerning this matter.

Very truly yours,

/s/    Davina K. Kaile

Davina K. Kaile

cc:	Mr. Thomas H. Werner Mr. Emmanuel T. Hernandez Thomas J. Ivey, Esq.

M. A. Helvey